77 West Wacker Drive Suite 4600 Chicago, Illinois 60601 312-634-8100

June 12, 2024

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker and Kevin Stertzel

Re:	Archer-Daniels-Midland Co
Form 10-K for the Year Ended December 31, 2023
Form 8-K Filed March 12, 2024
File No. 001-00044

Dear Ms. Hooker and Mr. Stertzel:

Archer-Daniels-Midland Company (the “Company” or “we”) is pleased to submit the following response to the comments of the Commission Staff (“Staff”) as set forth in your letter to the Company dated May 22, 2024, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”), filed on March 12, 2024, and Form 8-K filed on the same day. For convenience, each of the Staff’s comments is set forth herein, followed by the Company’s response in bold.

Form 10-K for the Year Ended December 31, 2023

Non-GAAP Financial Measures, page 42

1.

Comment: Please quantify the components of the adjustment “asset impairment, restructuring and net settlement contingencies” and describe the nature of each material component. For each material component as well as the adjustment for “railroad maintenance”, please tell us your consideration of Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 of the SEC’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the costs do not represent normal, recurring operating costs.

Response: In the 10-K, the Company reported “Asset impairment, restructuring, and net settlement contingencies (net of taxes)” on page 42 in the reconciliation of net earnings to adjusted net earnings and diluted EPS to adjusted EPS, and “Asset impairment, restructuring, and net settlement contingencies” on page 43 in the reconciliation of net earnings to adjusted EBITDA. The components of these adjustments are described and quantified in the table below:

	2023		2022
Description	In millions	Per Share	In millions	Per Share
Impairment – PPE, long lived assets, exit of businesses, and recovery on assets impacted by Ukraine war (net of tax of $43M in 2023 and $14M in 2022)	$261	$0.48	$63	$0.11
Restructuring – Severance (net of tax of $7M in 2023 and $8M in 2022)	26	0.05	21	0.04
Settlement – Contingencies for non-routine matters (net of tax of $7M in 2023 and $11M in 2022)	23	0.04	31	0.06
Total	$310	$0.57	$115	$0.21

Consistent with the guidance set forth in Question 100.01 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations, the adjustment items in the table above were not viewed as normal, recurring, operating expenses necessary to operate our business, or indicative of underlying business performance. These adjustment items are discrete and separate adjustments, outside of the ordinary course of our continuing operations. We deemed the adjustment items necessary to provide additional information about the Company’s operations, allowing for better evaluation of our underlying business performance and better period-to-period comparability. Presentation of these adjustments also enables investors to view our business’ performance in the same manner as it is viewed by the Company. Further, as per Question 102.03 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations, we do not describe such excluded costs as non-recurring, infrequent or unusual, and, therefore, do not view any of these adjustments as violating the prohibition in Item 10(e)(1)(ii)(B) of Regulation S-K.

On page 43 of the 10-K, there is an adjustment for “Railroad maintenance expense.” This item has been included in the reconciliation of net earnings to adjusted EBITDA because this expense is directly associated with 45G tax credits recorded as a benefit to the “Income tax expense” financial statement caption. Failure to exclude this expense would not provide for a proper reconciliation of net earnings to adjusted EBITDA, as the sole purpose of this expense was to realize the income tax credit, which by definition is excluded from EBITDA and adjusted EBITDA. As such, the adjustment for “Railroad maintenance expense” is consistent with the guidance in Question 100.01 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations.

2.

Comment: We note your presentation of segment operating profit, adjusted segment operating profit and segment adjusted EBITDA, which all appear to be non-GAAP measures. Please tell us how you determined these measures comply with Rule 100(b) of Regulation G. We note that the measures remove corporate overhead and other items, which appear to be normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations. Please revise future filings to eliminate segment total measures or tell us how you intend to revise them to comply with Regulation G and Item 10(e) of Regulation S-K. This comment also applies to your earnings releases filed on Form 8-K.

Response: We respectfully note the Staff’s comment. In presenting segment operating profit, adjusted segment operating profit, adjusted EBITDA and adjusted EBITDA by segment, we noted that none of our adjustments from GAAP to arrive at these non-GAAP measures were expressly prohibited by Regulation G or Item 10(e) of Regulation S-K. While we acknowledge that some of the adjustments from GAAP to arrive at these non-GAAP measures include certain cash operating expenses, the adjustments are not for normal, recurring, cash operating expenses necessary to operate our business. These non-GAAP measures provide additional information about the Company’s operations, allowing for better evaluation of our underlying business performance and better period-to-period comparability. Further, as per Question 102.03 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations, we do not describe such excluded costs as non-recurring, infrequent or unusual. More broadly, these measures are presented alongside GAAP measures of performance, and we note that these non-GAAP measures are not replacements for the most directly comparable amounts reported under GAAP. In total, management is of the view that these non-GAAP measures, which are used by management in managing the business, offer investors meaningful additional insights into our operating performance.

With respect to segment operating profit, we note that it is presented in our financial statement footnotes, in accordance with ASC 280. In Note 17 to the Company’s consolidated financial statements included in the 10-K, we present total segment operating profit with a reconciliation to earnings before income taxes, in accordance with ASC 280-10-50-30(b). We also note the guidance in Question 104.04 of the SEC’s Non-GAAP Compliance and Disclosure Interpretations. In future filings, in sections outside the ASC 280 required reconciliation in the footnote, we will clearly identify segment operating profit as a non-GAAP measure, precede the presentation of segment operating profit with earnings before income taxes and then provide the requisite non-GAAP reconciliation.

Similarly, we present adjusted segment operating profit to further illustrate the Company’s performance by eliminating the effects of gains on the sale of assets and impairment, restructuring, and certain net settlement contingencies on the Company’s segment operating profit. These adjustment items are not normal, recurring, cash operating expenses necessary to operate our business and are, therefore, not misleading from the perspective of management. Management considers these adjustment items in managing our business and views them as discrete and separate adjustments, outside of the ordinary course of our continuing operations. As such, these adjustments are non-routine in the views of management and, therefore, are reasonable items for which to adjust in arriving at adjusted segment operating profit.

With respect to adjusted EBITDA, we note that we present entity-wide adjusted EBITDA and adjusted EBITDA by segment. For clarity, we do not present an aggregate “segment adjusted EBITDA” measure. Similar to other companies, we calculate adjusted EBITDA as earnings before interest, taxes, depreciation and amortization as further adjusted in our case for (i) gains on the sale of assets, (ii) asset impairment, restructuring, and net settlement contingencies, (iii) railroad maintenance expense, and (iv) expenses related to acquisitions. Consistent with the discussion above, none of these adjustments reflect normal, recurring, operating expenses necessary to operate our business. These adjustments are non-routine in the views of management and, therefore, are reasonable items for which to adjust in arriving at adjusted EBITDA.

As it relates to the adjustment for corporate overhead, please note that in our reconciliation of segment operating profit to earnings before income taxes in accordance with ASC 280, the reconciling item labeled “Corporate” includes only unallocated corporate overhead costs. Indeed, a portion of our corporate overhead costs is allocated to our reportable segments and reflected in our segment measures of profitability. Unallocated corporate costs, on the other hand, represent corporate overhead expenses for the benefit of the entire organization which are not directly attributable to or managed by individual businesses. These segment operating profit measures are prepared and presented in accordance with ASC 280, and unallocated corporate overhead is not an expense reflected in our individual segment operating profit measures. Because unallocated corporate overhead costs are included in earnings before income taxes, our reconciliation includes a reconciling adjustment for those unallocated corporate overhead costs, which we will label as “unallocated” in future filings. For purposes of illustrating segment level performance to our investors, we do not show the effect of unallocated corporate overhead on these segment performance measures. Given our reconciliations of these measures, and the presentation of other entity-wide GAAP measures to illustrate full entity-wide performance, management is of the view that our segment measures of profitability communicate meaningful additional information to investors, do not contain prohibited adjustments under SEC rules and are not misleading.

In future filings, we will ensure that we present the corresponding GAAP measures to segment operating profit (when presented outside the ASC 280 reconciliation), adjusted segment operating profit, adjusted EBITDA and adjusted EBITDA by segment with equal or greater prominence.

Critical Accounting Policies and Estimates

Goodwill, page 54

3.

Comment: Your disclosures indicate that you performed a quantitative goodwill impairment analysis on two reporting units. Please identify for us the goodwill reporting unit beyond Animal Nutrition for which you performed the two-step quantitative assessment and quantify the amount of goodwill allocated to this reporting unit. Additionally, we note that you used both income and market approaches in determining the fair value of your reporting units. Tell us the relative weighting used for each approach and how you determined such weighting was appropriate. Further, tell us and revise future disclosures to explain how you performed the market approach, including significant estimates and assumptions used.

Response: In addition to the Animal Nutrition reporting unit, the Company performed the two-step quantitative goodwill impairment assessment for the Starches and Sweeteners reporting unit. The carrying value of goodwill allocated to the Starches and Sweeteners reporting unit was $219 million as of December 31, 2023.

The Company used a combination of the income and market approaches when performing the quantitative assessment of goodwill for the Animal Nutrition reporting unit. The Company weighted the income approach with a probability weight of 75%, as it is based on the future business plans and growth estimates for the Company’s Animal Nutrition business and thus considers short-term and long-term cash flow expectations for the business. The market approach was weighted less heavily at 25%, as it represents an estimate of fair value based on market guideline companies for which future growth expectations are not precisely known.

The income approach is predicated upon the value of the estimated future cash flows that a business will generate going forward. The Company used the Discounted Cash Flow (DCF) method under the income approach for the analysis of Animal Nutrition.

The market approach assumes that companies operating in the same industry will share similar characteristics and that values will correlate to those characteristics. Therefore, under the market approach, a comparison of the reporting unit to similar companies whose financial information is publicly available may provide a reasonable basis to estimate the fair value of the reporting unit.

The two forms of the market approach most commonly applied are the Guideline Public Company (GPC) method and the Guideline Merged and Acquired Company (GMAC) method. The Company utilized the GPC method to estimate the fair value of the Animal Nutrition reporting unit under the market approach. The GMAC method was also considered, but ultimately was not relied upon due to the lack of recent transactions that were directly comparable.

The GPC method provides indications of value based upon the development of valuation multiples of various financial or operational measures calculated using stock prices of publicly traded guideline companies to develop Business Enterprise Value (BEV) multiples. The Company selected guideline public companies to use based on several factors, such as industry classification, geographic region, the specific products and services offered, and customers served. Additionally, quantitative factors such as size, growth, and profitability of the guideline public companies were considered relative to Animal Nutrition. After the guideline public companies were selected, valuation multiples were calculated using information from S&P Capital IQ database as of the valuation date. In the selection of the appropriate market multiples, the Company considered the performance of the business, the size, risks, opportunities, and a comparison of the margins and growth of the Animal Nutrition business compared to the guideline public companies. Based on this analysis, the selected fiscal year 2023 and fiscal year 2024 EBITDA multiples were applied to the corresponding financial metrics for Animal Nutrition and were equally weighted to determine the BEV for Animal Nutrition. The estimated fair value calculated by the GPC method was within 5% of the estimated fair value calculated by the income approach.

The Company acknowledges the Staff’s comments and in future filings will enhance disclosures, as requested, to explain how we performed the market approach, including significant estimates and assumptions used.

Notes to the Consolidated Financial Statements

Note 17, Segment and Geographical Information, page 106

4.

Comment: We note you have disclosed a correction of certain segment-specific historical financial information. It appears that you are classifying the errors as a revision rather than a restatement. Please explain to us how you determined your disclosure relating to this error is appropriate. As part of your response, address both quantitative and qualitative factors and tell us how your treatment complies with ASC-250-10-50-7. As part of your response, provide us with your materiality analysis prepared in accordance with SAB Topic 1:M and 1:N.

Response: As disclosed in Note 17 to the Company’s consolidated financial statements included in its 10-K, in connection with the Investigation (as defined in the 10-K), “the Company identified certain intersegment sales for the years ended December 31, 2021 through 2023 that occurred between the Company’s Nutrition segment and the Company’s Ag Services and Oilseeds and Carbohydrate Solutions segments that were not recorded at amounts approximating market.” Separately, as disclosed, “the Company determined that a portion of the originally reported gross revenues and intersegment revenues of each of the Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition segments included certain intrasegment revenues (resulting from sales within the segment), and should have included exclusively intersegment revenues (resulting from sales from one segment to the other).”

As explained further below, the Company concluded that these were immaterial disclosure errors, and the retrospective correction thereof in the 10-K was viewed as a voluntary revision of an immaterial disclosure error.

ASC-250-10-50-7 provides as follows:

When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose both of the following:

a.	The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented
b.

The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

In Note 17 to the Company’s consolidated financial statements included in the 10-K, the Company disclosed that “[t]he correction of these immaterial errors does not have any impact on the Company’s previously reported Consolidated Statements of Earnings, Consolidated Statements of Comprehensive Income (Loss), Consolidated Balance Sheets, Consolidated Statements of Cash Flows, or Consolidated Statements of Shareholders’ Equity for any of the periods presented below.” As such, the identified errors had no effect on per-share amounts, retained earnings or other appropriate components of equity or net assets, meaning that there was nothing to disclose with respect to these items. We considered the fact that ASC 250-10-50-7 does not expressly apply because the identified errors were determined to be immaterial, and ASC 105-10-05-6 provides that “[t]he provisions of the Codification need not be applied to immaterial items.” Nevertheless, to illustrate the effects of the identified errors on the affected segments, Note 17 to the Company’s consolidated financial statements included in the 10-K set forth the following, in each case, for each of the years ended December 31, 2023, 2022, and 2021:

(i)

gross revenues, intersegment revenues and segment operating profit, as originally reported, adjustments to each as a result of the corrections, and revised gross revenues, intersegment revenues, and segment operating profit amounts for the Ag Services and Oilseeds segment;

(ii)

gross revenues, intersegment revenues and segment operating profit, as originally reported, adjustments to each as a result of the corrections, and revised gross revenues, intersegment revenues, and segment operating profit amounts for the Carbohydrate Solutions segment; and

(iii)

gross revenues, intersegment revenues and segment operating profit, as originally reported, adjustments as a result of the corrections, and revised gross revenues, intersegment revenues and segment operating profit amounts for the Nutrition segment.

The Company considered the quantitative and qualitative materiality of the identified errors in determining the applicable ASC requirements and voluntary disclosures as documented more fully in a materiality analysis prepared in accordance with SAB Topic 1:M and 1:N.

The Company respectfully advises the Staff that in response to the request for the Company’s materiality analysis prepared in accordance with SAB Topic 1:M and 1:N, the requested document will be provided directly to the Staff by Faegre Drinker Biddle & Reath LLP (“Faegre”) under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). In accordance with Rule 12b-4, such materials are being provided together with a request that these materials be destroyed promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Company’s Form 10-K, including any amendments thereto. Under separate cover, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 will be made by Faegre.

5.

Comment: We note your inventory accounting policy disclosure which states that certain merchandisable agricultural commodities inventories, including inventories acquired under deferred pricing contracts, are stated as market value. We further note from your segment disclosures, that intersegment sales have been recorded at “amounts approximating market”. Please explain why your intersegment sales differ from market value and how you determine such values.

Response: As disclosed in Note 17 to the Company’s consolidated financial statements included in the 10-K, “Intersegment sales have been recorded using principles consistent with ASC 606, Revenue from Contracts with Customers.” Note 17 also disclosed that the Company identified and corrected certain intersegment sales that were not recorded at amounts approximating market.

Under ASC 606, entities are required to allocate the transaction price to each performance obligation on a relative standalone selling price basis. ASC 606-10-32-32 provides that the “standalone selling price is the price at which an entity would sell a promised good or service separately to a customer.” ASC 606-10-32-32 to -34 acknowledge that while the observable price of a good or service is the “best evidence of a standalone selling price,” a standalone selling price is not always readily observable. Where a standalone selling price is not readily observable, ASC 606-10-32-33 provides that an entity shall consider all information reasonably available to the entity to estimate the standalone selling price, including market conditions, entity-specific factors, and information about the customer or class of customer. ASC 606-10-32-34 offers suitable methods for estimating standalone selling prices, including the adjusted market assessment approach, the expected cost plus a margin approach, and the residual approach.

The Company’s intersegment sales involve a number of products, not all of which have market prices (standalone selling prices) that are readily observable. For each product, the Company applies the guidance within the meaning of Topic ASC 606 to allocate the selling price based on the availability of standalone selling prices for such product. For instance, merchandisable agricultural commodities are freely traded and have quoted market prices, and may be sold without significant additional processing. As such, intersegment prices of merchandisable agricultural commodities are based on observable market prices. As this comment notes, the Company also uses observable market data to state the fair value of certain merchandisable agricultural commodities inventories, which is based on the separate guidance set forth in ASC 820, Fair Value Measurement. By contrast, certain processed products sold on an intersegment basis generally are not freely traded and lack observable market prices. When available, the intersegment pricing for processed products is based on readily observable prices sold to the Company’s third-party customers because that is the “best evidence” under ASC 606. However, for processed products where a standalone selling price is not readily observable, the Company estimates standalone selling prices using the other suitable methods under ASC 606 as described above. As a result and in recognition of the range of products sold on an intersegment basis, some of which do not have observable market prices, the Company recorded intersegment sales using principles consistent with ASC 606.

Form 8-K filed March 12, 2024

Exhibit 99.1, page 1

6.

Comment: Your Full-Year 2023 Highlights discloses segment operating profit, adjusted segment operating profit and trailing four-quarter average adjusted return on invested capital which are all non-GAAP measures. Please disclose the most directly comparable GAAP measure with equal or greater prominence, whenever you present a non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and will modify future filings as necessary in accordance with this comment.

We trust that this letter responds adequately to the Staff’s concerns. If we can facilitate the Staff’s review of this response, or if the Staff has any questions on any of the information set forth herein, please do not hesitate to contact me at 217/451-3144 or Molly.StraderFruit@adm.com.

Sincerely,

/s/ Molly Strader Fruit

Molly Strader Fruit

Vice President

Corporate Controller